SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)*
Advanced Marketing Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00753T 10 5

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 16 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 00753T 10 5	Page 2 of 16 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,316,931

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,316,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,316,931

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
6.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 3 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 557,984

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 557,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
557,984

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.9%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 4 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 16,169

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 16,169

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,169

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 00753T 10 5	Page 5 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 541,815

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 541,815

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
541,815

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.8%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 00753T 10 5	Page 6 of 16 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 9,358

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 9,358

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,358

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 00753T 10 5	Page 7 of 16 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 749,589

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 749,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
749,589

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
3.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 8 of 16 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 749,589

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 749,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
749,589

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
3.9%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 00753T 10 5	Page 9 of 16 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 749,589

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 749,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
749,589

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
3.9%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 10 of 16 Pages

                 This Statement in Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons (defined below) with the Securities and Exchange Commission (the "Commission").  This Statement amends and restates the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, $0.001 par value per share, of Advanced Marketing Services, Inc. filed on January 30, 2006 with the Commission.

Item 1.	Security and Issuer

                 This Statement relates to shares of the Common Stock, $0.001 par value per share, of Advanced Marketing Services, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 5880 Oberlin Drive, San Diego, California 92121.

Item 2.	Identity and Background

                 (a), (b),(c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, LLC ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, and RMC, the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant to the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

               The address of each of the Reporting Persons other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 11 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

                      The aggregate purchase price of the 16,169 shares of the Common Stock held by Robotti & Company is $73,450 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

                      The aggregate purchase price of the 541,815 shares of the Common Stock held by Robotti Advisors is $2,432,131(including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 9,358 shares of the Common Stock held by Suzanne Robotti is $43,202 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

                      The aggregate purchase price of the 749,589 shares of the Common Stock held by RIC is $3,188,721 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.	Purpose of Transaction

                (a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

                The Reporting Persons may acquire additional shares of the Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                 Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

                Presently, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. 00753T 10 5				Page 12 of 16 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of May 26, 2006, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)	1,316,931	0	1,316,931	6.9%
ROBT (1)	557,984	0	557,984	2.9%
Robotti & Company (1)(2)	16,169	0	16,169	**
Robotti Advisors (1)(3)	541,815	0	541,815	2.8%
Suzanne Robotti (1)(4)(5)	9,358	9,358	0	**
Wasiak (1)(6)	749,589	0	749,589	3.9%
RMC (1)(6)	749,589	0	749,589	3.9%
RIC (1)(6)	749,589	0	749,589	3.9%

                       * Based on 19,055,455 shares of Common Stock, $0.001 par value, outstanding as of June 1, 2003, as disclosed in the Issuer's Schedule 14A Information Proxy Statement filed with the Securities and Exchange Commission on July 11, 2003.

                     **   Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 16,169 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 541,815 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 9,358 shares of Common Stock.
              (5) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (4) above, through his marriage to Suzanne Robotti.
              (6) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 749,589 shares of Common Stock owned by RIC.

SCHEDULE 13D
CUSIP No. 00753T 10 5			Page 13 of 16 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the sixty days prior to, and in the days since, the date of the event which required filing of this statement by the Reporting Persons.  All such transactions were made in the open market.
Transactions in Shares since Sixty Days prior to the date of the event relating to this Statement.

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisors' Advisory Clients	05/23/2006	1,500	BUY	$3.96
Robotti & Company Discretionary Customers	05/23/2006	1,000	BUY	$4.05
Robotti Advisors' Advisory Clients	05/18/2006	1,900	BUY	$4.0216
RIC	05/17/2006	12,500	BUY	$3.98
Robotti Advisors' Advisory Clients	05/12/2006	3,650	BUY	$4.00
RIC	05/12/2006	2,750	BUY	$3.9682
Robotti Advisors' Advisory Clients	05/02/2006	3,471	BUY	$3.9277
Robotti Advisors' Advisory Clients	04/25/2006	550	BUY	$3.90
Robotti Advisors' Advisory Clients	04/24/2006	1,000	BUY	$3.90
Robotti Advisors' Advisory Clients	04/21/2006	550	BUY	$3.90
Robotti Advisors' Advisory Clients	04/19/2006	1,277	BUY	$3.90
Robotti Advisors' Advisory Clients	04/17/2006	3,602	BUY	$3.85
Robotti Advisors' Advisory Clients	03/20/2006	4,038	BUY	$4.00
Robotti Advisors' Advisory Clients	03/16/2006	162	BUY	$4.00
Robotti Advisors' Advisory Clients	03/07/2006	2,600	SELL	$4.20
Robotti Advisors' Advisory Clients	02/14/2006	1,500	BUY	$3.85
Robotti Advisors' Advisory Clients	02/10/2006	500	BUY	$3.85
Robotti Advisors' Advisory Clients	02/07/2006	2,600	BUY	$3.90
Robotti Advisors' Advisory Clients	02/01/2006	2,600	BUY	$3.85
Robotti Advisors' Advisory Clients	01/24/2006	4,500	BUY	$3.56
Robotti Advisors' Advisory Clients	01/23/2006	500	BUY	$3.56
Robotti Advisors' Advisory Clients	01/20/2006	450	BUY	$3.56
Robotti Advisors' Advisory Clients	01/17/2006	11,150	BUY	$3.56
RIC	12/30/2005	22,500	BUY	$3.5636
RIC	12/29/2005	20,000	BUY	$3.71
Robotti Advisors' Advisory Clients	12/28/2005	3,500	BUY	$3.80
RIC	12/28/2005	37,500	BUY	$3.77
RIC	12/19/2005	20,000	BUY	$3.5733
Robotti Advisors' Advisory Clients	12/12/2005	4,000	BUY	$3.95
Robotti Advisors' Advisory Clients	12/09/2005	800	BUY	$3.90
Robotti Advisors' Advisory Clients	11/23/2005	3,300	BUY	$3.85
Robotti & Company Discretionary Customers	11/22/2005	800	BUY	$3.971
Robotti Advisors' Advisory Clients	11/21/2005	7,200	BUY	$3.80
Robotti Advisors' Advisory Clients	11/11/2005	3,700	BUY	$3.90
RIC	11/02/2005	143,565	BUY	$3.80
Robotti Advisors' Advisory Clients	11/02/2005	32,450	BUY	$3.80
RIC	10/27/2005	5,000	BUY	$3.65
Robotti Advisors' Advisory Clients	10/27/2005	2,450	BUY	$4.25

SCHEDULE 13D
CUSIP No. 00753T 10 5			Page 14 of 16 Pages

Robotti Advisors' Advisory Clients	10/18/2005	7,246	BUY	$4.85
Robotti Advisors' Advisory Clients	10/17/2005	52,000	BUY	$4.85
Robotti Advisors' Advisory Clients	10/11/2005	1,300	BUY	$4.85
Robotti Advisors' Advisory Clients	10/06/2005	1,542	BUY	$4.85
Robotti Advisors' Advisory Clients	10/03/2005	20,262	BUY	$4.85
RIC	10/03/2005	3,000	BUY	$4.85
RIC	09/29/2005	7,000	BUY	$4.85
Robotti Advisors' Advisory Clients	09/28/2005	2,500	BUY	$4.90
Robotti Advisors' Advisory Clients	09/22/2005	2,500	BUY	$4.85
RIC	09/21/2005	7,000	BUY	$4.83
RIC	09/19/2005	3,000	BUY	$4.83
RIC	09/14/2005	20,175	BUY	$5.01
Robotti Advisors' Advisory Clients	09/13/2005	250	BUY	$5.10
RIC	09/09/2005	2,500	BUY	$5.00
RIC	09/08/2005	4,500	BUY	$5.16
Robotti Advisors' Advisory Clients	09/07/2005	1,450	BUY	$5.18
RIC	09/07/2005	2,750	BUY	$5.18
RIC	09/02/2005	2,200	BUY	$5.11
Robotti Advisors' Advisory Clients	09/01/2005	2,600	BUY	$5.08
RIC	08/31/2005	4,200	BUY	$5.011

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of January 30, 2006 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement was previously filed as Exhibit 1 on January 30, 2006 and is incorporated herein by reference.

Item 7.			Materials To Be Filed As Exhibits

                   The following documents have previously been filed:

1.  Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 26, 2006

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Suzanne Robotti	By:	/s/ Kenneth R. Wasiak

	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 16 of 16 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022